

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Dava Ritchea
Chief Financial Officer
Sculptor Capital Management, Inc.
9 West 57th Street
New York, New York 10019

     Re: Sculptor Capital Management, Inc.
          Form 10-K/A for the Fiscal Year Ended December 31, 2019
          Filed February 25, 2020
          File No. 001-33805

Dear Ms. Ritchea:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: David Levine